P.E. 1/31/02

02016642

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF January 2002

IXOS SOFTWARE Stock Corporation
(Translation of registrant's name into English)

RECEIVED FEB 20 2002

Bretonischer Ring 12
D-85630 Grasbrunn/Munich
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

PROCESSED FEB 25 2002 THOMSON FINANCIAL

Form 20-F _x_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__ No_x_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

Ad hoc announcement:
"IXOS achieves record net profit – EBT up fourfold in Q2
Stock buyback announced"
dated January 21st, 2002

IXOS SOFTWARE AG
- German Securities Code Number (WKN) 506 150 -

IXOS achieves record net profit – EBT up fourfold in Q2
Stock buyback announced

Munich/Grasbrunn, January 21, 2002 – IXOS SOFTWARE AG today announced its preliminary results for the second quarter of fiscal 2001/2002, ending December 31, 2001. The group generated revenues of € 33.0 million, repeating the high level of last year, which saw the best second-quarter turnover in the company's history (€ 33.6 million). IXOS's Q2 earnings before interest and taxes (EBIT) amounted to € 4.0 million (€ 3.9 million), while earnings before taxes (EBT) increased from € 1.0 million to € 4.6 million. Profits after taxes were a record € 4.5 million (€ 0.1 million), while earnings per share improved from € 0.01 to € 0.23.

IXOS will provide additional details about its Q2 results on January 30, 2002.

IXOS SOFTWARE AG also announced that the Executive Board has decided to buy back shares in the company. The move is authorized under a resolution passed by IXOS's Annual General Meeting on November 14, 2000, and will provide an additional currency for future mergers & acquisitions. The shares will be bought back on the stock market.

IXOS Software AG
The Executive Board
- End of disclosure -

About IXOS

IXOS is a leading global provider of solutions for the management of eBusiness documents in inter-enterprise system environments. IXOS solutions drive the administration of all eBusiness documents and their seamless integration into digital business processes.

Leading companies from a wide range of industries have selected IXOS SOFTWARE AG to be their strategic partner. IXOS has successfully implemented more than 1,700 installations worldwide. Almost one millionen users now work with the company's eBusiness document solutions. IXOS rounds off its product portfolio with a comprehensive range of services, including worldwide 24x7 customer support and a global team of highly qualified consultants.

IXOS SOFTWARE AG's shares are traded on the Neuer Markt of the Frankfurt Stock Exchange under the symbol "XOS" (WKN 506150). In the USA, American Depositary Shares (ADSs) are listed on the NASDAQ National Market under the symbol "XOSY".

For additional information, please contact:

IXOS SOFTWARE AG
Gala Conrad, Director Investor Relations
Bretonischer Ring 12
D-85630 Grasbrunn / Munich
Tel: +49-89-46 29 2200
Fax: +49 89 46 29 33 2200
E-mail: ir@ixos.de

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 01/21 , 2002

IXOS SOFWARE AKTIENGESELLSCHAFT

By ______________________

Robert Hoog
Chief Executive Officer

and

By ______________________

Peter Rau
Executive Board Member